
09012425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

DEVELOPMENT BANK OF JAPAN INC.
Exact name of registrant as specified in charter

[illegible]
Registrant CIK Number

Amendment No. 2 to the Annual Report on Form 18-K
for the Year Ended March 31, 2009
Electronic report, schedule or registration statement
of which the documents are a part (give period of report)

333-154791
SEC file number, if available

S-______________________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-______________________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal Year Ended March 31, 2009
Report period (if applicable)

____
Name of Person Filing the Document
(If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on September 29, 2009.

Development Bank of Japan Inc.

By: ______________________
Takeshi Kusanagi
Director, Treasury Department

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ___________, 20____, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

EXHIBIT INDEX

Exhibit Number	Description
1.	Excerpt of General Rules of the National Budget, which relates to the registrant for the fiscal year ending March 31, 2010 (Exhibit 3 to Amendment No. 2 to the Annual Report on Form 18-K for the fiscal year ended March 31, 2009, filed on September 29, 2008)

Exhibit 3

平成21年度一般会計予算

（平成21年度一般会計予算参照書添付）

第171回国会（常会）提出

平成21年度一般会計予算

予算総則

（歳入歳出予算）

第１条　平成21年度歳入歳出予算は、歳入歳出それぞれ88,548,001,321千円とし、「甲号歳入歳出予算」に掲げるとおりとする。

（継続費）

第２条　「財政法」第14条の２の規定による既定の継続費の総額及び年割額の改定並びに新規の継続費は、「乙号継続費」に掲げるとおりとする。

（繰越明許費）

第３条　「財政法」第14条の３の規定により翌年度に繰り越して使用することができる経費は、「丙号繰越明許費」に掲げるとおりとする。

（国庫債務負担行為）

第４条　「財政法」第15条第１項の規定により平成21年度において国が債務を負担する行為は、「丁号国庫債務負担行為」に掲げるとおりとする。

（歳入歳出予算等の内訳）

第５条　「財政法」第28条の規定による「歳入予算明細書」、各省各庁の「予定経費要求書」、「継続費要求書」、「繰越明許費要求書」及び「国庫債務負担行為要求書」は、別に添付する。

（公債発行の限度額）

第６条　「財政法」第４条第１項ただし書の規定により平成21年度において公債を発行することができる限度額は、7,579,000,000千円とする。

２　「財政運営に必要な財源の確保を図るための公債の発行及び財政投融資特別会計からの繰入れの特例に関する法律」(仮称)の規定により公債を発行することができる限度額は、25,715,000,000千円とする。

３　第１項に規定する公債で外貨をもって支払われるもの(以下「外貨公債」という。)がある場合における同項の限度額の規定の適用については、当該外貨公債の外貨表示の額面金額を外国貨幣換算率(アメリカ合衆国通貨にあっては、平成20年９月１日から同年10月31日までの間における実勢相場を平均した為替相場(その相場に１円未満の端数があるときは、これを四捨五入する。)をいい、アメリカ合衆国通貨以外の通貨にあっては、同期間における当該通貨のアメリカ合衆国通貨に対する市場実勢を当該為替相場をもって裁定した為替相場(その相場に１円未満の端数があるときは、これを四捨五入する。ただし、１通貨単位について10円未満となる通貨にあっては、100通貨単位(10通貨単位について１円未満となる通貨にあっては、1,000通貨単位)についての値をと

り、円単位未満を四捨五入する。)をいう。以下同じ。)により換算した金額によるものとする。この場合において、当該外貨公債の発行に係る本邦通貨による収入額が、前段の規定により算出して得た額を上回るとき又は下回るときは、それぞれの差増額又は差減額に相当する金額を第1項の限度額に減算又は加算した金額を同項の限度額とする。

4　第1項及び第2項に規定する公債(外貨公債を除く。)の発行価格が額面金額を下回るときは、それぞれの発行価格差減額をうめるため必要な金額を当該各項の限度額(第1項の限度額について第3項後段の規定の適用がある場合においては、当該規定により減算又は加算された後の限度額)に加算した金額をそれぞれの限度額とする。

(公共事業費の範囲)

第7条「財政法」第4条第3項の規定による公共事業費の範囲は、次に掲げるとおりとする。

所管	組織	項
国会	衆議院	衆議院施設費
	参議院	参議院施設費
	国立国会図書館	国立国会図書館施設費
裁判所	裁判所	裁判所施設費
会計検査院	会計検査院	会計検査院施設費
内閣	内閣官房	内閣官房施設費、情報収集衛星施設費
内閣府	内閣本府	内閣本府施設費、地域再生推進費、防災政策費(地域防災拠点施設整備モデル事業費補助金に限る。)、沖縄政策費(沖縄振興特別事業費補助金に限る。)、沖縄教育振興事業費、沖縄保健衛生施設整備費、独立行政法人沖縄科学技術研究基盤整備機構施設整備費、沖縄開発事業費、沖縄北部特別振興対策特定開発事業推進費、沖縄特定開発事業推進調査費、沖縄農業生産基盤整備・保全事業調査諸費、沖縄農業生産基盤整備・保全事業費食料安定供給特別会計へ繰入、沖縄治山事業費国有林野事業特別会計へ繰入、沖縄治水事業費社会資本整備事業特別会計へ繰入、沖縄道路整備事業費社会資本整備事業特別会計へ繰入、沖縄港湾整備事業費社会資本整備事業特別会計へ繰入、沖縄空港整備事業費社会資本整備事業特別会計へ繰入

所管	組織	項
	沖縄総合事務局	沖縄海岸事業調査諸費、沖縄治水事業工事諸費、沖縄道路整備事業工事諸費、沖縄港湾空港整備事業工事諸費、沖縄道路環境整備事業工事諸費、沖縄都市公園事業工事諸費、沖縄農業生産基盤整備・保全事業工事諸費、沖縄水産基盤整備事業調査諸費
	警察庁	警察庁施設費、交通警察費(都道府県警察施設整備費補助金に限る。)、船舶建造費、警察活動基盤整備費(都道府県警察施設整備費補助金に限る。)
総務省	総務本省	総務本省施設費、地域振興費(地域間交流施設整備事業費補助金に限る。)、独立行政法人情報通信研究機構施設整備費、ユビキタスネットワーク整備費(地域情報通信基盤整備推進交付金に限る。)、情報通信格差是正事業費
	消防庁	消防防災体制等整備費(消防防災施設整備費補助金に限る。)
法務省	法務本省	法務省施設費
外務省	外務本省	外務本省施設費
	在外公館	在外公館施設費
財務省	財務本省	財務本省施設費、公務員宿舎施設費
	財務局	財務局施設費
	税関	税関施設費、船舶建造費
	国税庁	国税庁施設費
文部科学省	文部科学本省	文部科学本省施設費、生涯学習振興費(放送大学学園施設整備費補助金に限る。)、独立行政法人国立青少年教育振興機構施設整備費、独立行政法人教員研修センター施設整備費、独立行政法人国立特別支援教育総合研究所施設整備費、独立行政法人国立高等専門学校機構施設整備費、私立学校振興費(私立学校施設整備費補助金に限る。)、研究振興費(特定先端大型研究施設整備費補助金に限る。)、国立大学法人施設整備費、国立大学法人船舶建造費、独立行政法人海洋研究開発機構施設整備費、独立行政法人海洋研究開発機構船舶建造費、独立行政法人物質・材料研究機構施設整備費、独立行政法人放射線医学総合研究所施設整備費、独立行政法人日本原子力研究開発機構施設整備費、独立行政法人宇宙航空研究開発機構施設整備費、独立行政法人理化学研究所施設整備費、独立行政法人防災科学技術

所　　管	組　　織	項
		研究所施設整備費、スポーツ振興施設費、公立文教施設整備費、独立行政法人日本スポーツ振興センター施設整備費
	文部科学本省所轄機関	文部科学本省所轄研究所施設費
	文化庁	独立行政法人国立美術館施設整備費、独立行政法人日本芸術文化振興会施設整備費、文化財保存事業費(史跡等購入費補助金に限る。)、文化財保存施設整備費、独立行政法人国立文化財機構施設整備費
厚生労働省	厚生労働本省	厚生労働本省施設費、施設費国立高度専門医療センター特別会計へ繰入、独立行政法人国立病院機構施設整備費、医療提供体制基盤整備費(医療施設等施設整備費補助金及び医療提供体制施設整備交付金に限る。)、保健衛生施設整備費、水道施設整備費、独立行政法人労働政策研究・研修機構施設整備費、児童福祉施設整備費、障害保健福祉費(心神喪失者等医療観察法指定入院医療機関施設整備費負担金に限る。)、社会福祉施設整備費、介護保険制度運営推進費(地域介護・福祉空間整備等施設整備交付金に限る。)、独立行政法人医薬基盤研究所施設整備費、水道施設整備事業調査諸費
	国立ハンセン病療養所	国立ハンセン病療養所施設費
	厚生労働本省試験研究機関	厚生労働本省試験研究所施設費
	国立更生援護機関	国立更生援護機関施設費
	都道府県労働局	都道府県労働局施設費
農林水産省	農林水産本省	農林水産本省施設費、食の安全・消費者の信頼確保対策費(食の安全・消費者の信頼確保対策整備交付金に限る。)、独立行政法人農林水産消費安全技術センター施設整備費、国産農畜産物競争力強化対策費(国産農畜産物競争力強化対策整備費補助金及び国産農畜産物競争力強化対策整備交付金に限る。)、独立行政法人農業・食品産業技術総合研究機構施設整備費、独立行政法人種苗管理センター施設整備費、独立行政法人家畜改良センター施設整備費、環境保全型農業生産対策費(環境保全型農業生産対策整備費補助金に限る。)、担い手育成・確保対策費(担い手育成・確保対策整備費補助金に限る。)、農業・食品産業強化対策費(農業・食品産業強化対策整備交付金に限る。)、農業経営支援対策費(農業経営支

所　管	組　織	項
		援対策整備費補助金に限る。)、海岸事業費、農業生産基盤整備・保全事業費、農業生産基盤整備・保全事業費食料安定供給特別会計へ繰入、農村振興費(農村振興対策整備費補助金及び都市農村交流等施設整備交付金に限る。)、農村整備事業費、農山漁村活性化対策費(農山漁村活性化対策整備交付金に限る。)、バイオマス利用等対策費(バイオマス利用対策整備交付金に限る。)、海岸事業調査諸費、農業生産基盤整備・保全事業調査諸費、農業施設災害復旧事業費、農業施設災害関連事業費
	農林水産本省検査指導機関	農林水産本省検査指導所施設費
	農林水産技術会議	農林水産技術会議施設費、独立行政法人農業・食品産業技術総合研究機構施設整備費、独立行政法人農業生物資源研究所施設整備費、独立行政法人農業環境技術研究所施設整備費、独立行政法人国際農林水産業研究センター施設整備費
	地方農政局	地方農政局施設費、海岸事業工事諸費、農業生産基盤整備・保全事業工事諸費、農業施設災害復旧事業等工事諸費
	北海道農政事務所	北海道農政事務所施設費
	林野庁	林野庁施設費、治山事業費、治山事業費国有林野事業特別会計へ繰入、森林整備事業費(森林整備事業調査費、森林環境保全整備事業費補助、森林居住環境整備事業費補助、水源林造成等事業費補助、後進地域特例法適用団体補助率差額及び美しい森林づくり基盤整備交付金に限る。)、森林整備事業費国有林野事業特別会計へ繰入、森林整備・林業等振興対策費(森林整備・林業等振興施設整備交付金に限る。)、独立行政法人森林総合研究所施設整備費、治山事業調査諸費、森林整備事業調査諸費、山林施設災害復旧事業費、山林施設災害復旧事業費国有林野事業特別会計へ繰入、山林施設災害関連事業費、山林施設災害関連事業費国有林野事業特別会計へ繰入
	水産庁	水産庁施設費、船舶建造費、水産業振興費(水産業振興事業施設整備費補助金に限る。)、独立行政法人水産大学校施設整備費、海岸事業費、水産基盤整備費、水産業強化対策費(水産業強化対策施設整備交付金に限る。)、独立行政法人水産総合研究センター施設整備費、独立行政法人水産総合研究センター船舶建造費、海岸事業調査諸費、水産基盤整備事業工事諸費、漁港施設災害復旧事業費、漁港施設災害関連事業費

所管	組織	項
経済産業省	経済産業本省	経済産業本省施設費、独立行政法人産業技術総合研究所施設整備費、独立行政法人製品評価技術基盤機構施設整備費、地域経済活性化対策費(地域企業立地促進等共用施設整備費補助金に限る。)、工業用水道事業費、工業用水道事業調査諸費
	経済産業局	経済産業局施設費
	中小企業庁	経営革新・創業促進費(中小商業活力向上施設整備費補助金に限る。)
国土交通省	国土交通本省	国土交通本省施設費、住宅対策事業費、鉄道駅移動円滑化施設整備事業費、海岸環境整備事業費、水資源開発事業費、都市公園事業費、都市水環境整備事業費、下水道事業費、市街地防災事業費、住宅防災事業費、都市公園防災事業費、下水道防災事業費、河川管理施設整備費、急傾斜地崩壊対策等事業費、災害対策等緊急事業推進費、治水事業費等社会資本整備事業特別会計へ繰入、北海道治水事業費等社会資本整備事業特別会計へ繰入、離島治水事業費等社会資本整備事業特別会計へ繰入、海岸事業費、独立行政法人航空大学校施設整備費、鉄道安全対策事業費、総合的物流体系整備推進費(港湾機能高度化施設整備費補助金に限る。)、港湾事業費、港湾整備事業費等社会資本整備事業特別会計へ繰入、北海道港湾整備事業費社会資本整備事業特別会計へ繰入、離島港湾整備事業費社会資本整備事業特別会計へ繰入、整備新幹線建設推進高度化等事業費、整備新幹線整備事業費、空港整備事業費社会資本整備事業特別会計へ繰入、北海道空港整備事業費社会資本整備事業特別会計へ繰入、離島空港整備事業費社会資本整備事業特別会計へ繰入、都市・地域づくり推進費(集落活性化推進事業費補助金に限る。)、都市再生・地域再生整備事業費(都市開発事業調査費、市街地再開発事業費補助、都市再生推進事業費補助及びまちづくり交付金に限る。)、地域活力基盤整備事業費、鉄道網整備事業費、都市・地域交通整備事業費、道路整備事業費社会資本整備事業特別会計へ繰入、北海道道路整備事業費社会資本整備事業特別会計へ繰入、離島道路整備事業費社会資本整備事業特別会計へ繰入、独立行政法人海技教育機構施設整備費、地域自立・活性化事業費、国土・景観形成事業推進調整費、離島振興費(離島振興特別事業費補助金、奄美群島産業振興等補助金及び小笠原諸島振興開発事業費補助に限る。)、離島振興事業費、北海道開発事業費、北海道特定開発事業推進調査費、

所管	組織	項
		北海道特定特別総合開発事業推進費、北海道特定地域連携事業推進費、独立行政法人土木研究所施設整備費、独立行政法人建築研究所施設整備費、独立行政法人交通安全環境研究所施設整備費、独立行政法人海上技術安全研究所施設整備費、独立行政法人港湾空港技術研究所施設整備費、独立行政法人電子航法研究所施設整備費、官庁営繕費、水資源開発事業調査諸費、急傾斜地崩壊対策等事業調査諸費、海岸事業調査諸費、都市開発事業調査諸費、住宅建設事業調査諸費、都市公園事業調査諸費、下水道事業調査諸費、北海道農業生産基盤整備・保全事業調査諸費、河川等災害復旧事業費、河川等災害関連事業費、北海道農業生産基盤整備・保全事業費食料安定供給特別会計へ繰入、北海道治山事業費国有林野事業特別会計へ繰入、離島農業生産基盤整備・保全事業費食料安定供給特別会計へ繰入、離島治山事業費国有林野事業特別会計へ繰入
	国土技術政策総合研究所	国土技術政策総合研究所施設費
	国土地理院	国土地理院施設費
	地方整備局	都市公園事業工事諸費、道路災害復旧事業工事諸費
	北海道開発局	北海道開発局施設費、北海道治水海岸事業工事諸費、北海道道路整備事業工事諸費、北海道港湾空港整備事業工事諸費、北海道都市地域環境整備事業工事諸費、北海道都市公園事業工事諸費、北海道農業生産基盤整備・保全事業工事諸費、北海道水産基盤整備事業工事諸費、北海道災害復旧事業等工事諸費
	気象庁	気象官署施設費
	海上保安庁	海上保安官署施設費、船舶建造費、航路標識整備事業費、航路標識整備事業工事諸費
環境省	環境本省	廃棄物処理施設整備費、生物多様性保全等推進費(環境保全施設整備費補助金に限る。)、環境保全施設整備費、自然公園等事業費、環境調査研修所施設費、独立行政法人国立環境研究所施設整備費、廃棄物処理施設整備事業調査諸費、自然公園等事業工事諸費
	地方環境事務所	地方環境事務所施設費

（一時借入金等の最高額）

第８条　「財政法」第７条第３項の規定による財務省証券及び一時借入金の最高額は、 20,000,000,000千円とする。

（災害復旧等国庫債務負担行為の限度額）

第９条　「財政法」第15条第２項の規定により平成21年度において災害復旧その他緊急の必要がある場合に国が債務を負担する行為の限度額は、 100,000,000千円とする。

（損失補償契約等の限度額）

第10条　次の表の左欄に掲げる契約の金額の限度は、平成21年度においてそれぞれ右欄に掲げるとおりとする。

区　分	限　度　額	
「原子力損害賠償補償契約に関する法律」第８条の規定による金額の限度	補償契約金額の合計額	4,074,000,000千円
「矯正医官修学資金貸与法」第４条の規定による金額の限度	貸与すべき修学資金の総額	26,400
「農業近代化資金融通法」第３条第３項の規定による金額の限度	平成21年度以降22箇年度間を通ずる利子補給金の総額	63,010
「漁業近代化資金融通法」第３条第３項の規定による金額の限度	平成21年度以降22箇年度間を通ずる利子補給金の総額	48,000
「地域再生法」第20条第２項の規定による金額の限度	平成21年度以降７箇年度間を通ずる利子補給金の総額	243,600

２　「国際通貨基金及び国際復興開発銀行への加盟に伴う措置に関する法律」第２条の３の規定により平成21年度において国際復興開発銀行に設けられる地球環境の保全を支援するための基金に充てるため拠出することができる金額の限度は、 123,600,000千円とする。

３　「アジア開発銀行への加盟に伴う措置に関する法律」第２条第４項の規定により平成21年度においてアジア開発銀行の特別基金に充てるため拠出することができる金額の限度は、 176,006,158千円とする。

４　「米州開発銀行への加盟に伴う措置に関する法律」第２条第２項の規定により平成21年度において米州開発銀行に設けられる多数国間の基金に充てるため拠出することができる金額の限度は、 1,257,721千円とする。

５　「国際農業開発基金への加盟に伴う措置に関する法律」第２条の規定により平成21年度において国際農業開発基金に拠出することができる金額の限度は、 6,375,300千円とする。

（債務保証契約の限度額）

第11条　次の表の左欄に掲げる法人が平成21年度において負担する債務につき、中欄に掲げる法律の規定により政府が同年度において保証することができる

金額の限度は、それぞれ右欄に掲げるとおりとする。ただし、「地方交付税法等の一部を改正する法律」(仮称)の施行により、地方公営企業等金融機構が地方公共団体金融機構になるまでの間は、第27号左欄の「地方公共団体金融機構」とあるのは「地方公営企業等金融機構」と、「地方公共団体金融機構債券」とあるのは「地方公営企業等金融機構債券」と、中欄の「「地方公共団体金融機構法」」とあるのは「「地方公営企業等金融機構法」附則第16条第1項」とそれぞれ読み替えるものとする。

債　務	根　拠　規　定	金　額　の　限　度
1　株式会社日本政策金融公庫		
イ　次に掲げる社債(ロに掲げるものを除く。)に係る債務		
(1)　「株式会社日本政策金融公庫法」第31条第2項第1号イに係る業務に関するもの	「株式会社日本政策金融公庫法」第55条第1項	(1)に掲げる社債にあっては額面総額755,000,000千円、(2)に掲げる社債にあっては額面総額450,000,000千円及び(3)に掲げる社債にあっては発行限度額2,000,000,000千円並びにそれぞれの利息に相当する金額
(2)　「株式会社日本政策金融公庫法」第31条第2項第1号ハに係る業務に関するもの	同　項	
(3)　「株式会社日本政策金融公庫法」第31条第2項第1号ニに係る業務に関するもの	同　項	
ロ　国際協力銀行業務社債のうち次に掲げるものに係る債務		
(1)　外貨をもって支払われるもの	「国際復興開発銀行等からの外資の受入に関する特別措置に関する法律」第2条第2項	(1)に掲げる社債にあっては外貨表示の額面を外国貨幣換算率により換算した金額の総額及び(2)に掲げる社債にあっては本邦通貨表示の額面総額の合計額が370,000,000千円に相当するこれらの社債に係る金額並びにその利息及び元本の期限前任意償還に伴い支払うべき加算金その他引受契約に基づき支払うべき手数料等の経費に相当する金額並びに減債基金等に払い込むべき金額に相当する金額
(2)　本邦通貨をもって支払われる社債のうち外国において発行するもの	「株式会社日本政策金融公庫法」第55条第1項	

債務	根拠規定	金額の限度
2　預金保険機構 次に掲げる預金保険機構債及び借入金に係る債務 (1)「預金保険法」に係る業務((2)に掲げるものを除く。)に関するもの (2)　危機対応業務に関するもの (3)　金融再生業務及び廃止前の「金融機能の安定化のための緊急措置に関する法律」に係る業務に関するもの (4)　金融機能強化業務に関するもの	「預金保険法」第42条の2 「預金保険法」第126条第2項 「金融機能の再生のための緊急措置に関する法律」第66条 「金融機能の早期健全化のための緊急措置に関する法律」附則第5条第2項 「金融機能の強化のための特別措置に関する法律」第45条	(1)に掲げる預金保険機構債及び借入金にあっては額面総額及び元本金額の合計額19,000,000,000千円、(2)に掲げる預金保険機構債及び借入金にあっては額面総額及び元本金額の合計額17,000,000,000千円、(3)に掲げる預金保険機構債及び借入金にあっては額面総額及び元本金額の合計額4,000,000,000千円並びに(4)に掲げる預金保険機構債及び借入金にあっては額面総額及び元本金額の合計額12,000,000,000千円並びにそれぞれの利息に相当する金額
3　銀行等保有株式取得機構 銀行等保有株式取得機構債券及び借入金に係る債務	「銀行等の株式等の保有の制限等に関する法律」	額面総額及び元本金額の合計額20,000,000,000千円並びにその利息に相当する金額
4　全国健康保険協会 借入金に係る債務	「健康保険法」第7条の32	元本金額340,000,000千円及びその利息に相当する金額
5　株式会社地域力再生機構 社債及び借入金に係る債務	「株式会社地域力再生機構法」(仮称)	額面総額及び元本金額の合計額1,600,000,000千円並びにその利息に相当する金額

債務	根拠規定	金額の限度
6　独立行政法人農業者年金基金 借入金に係る債務	「独立行政法人農業者年金基金法」附則第17条第3項	元本金額92,922,601千円及びその利息に相当する金額
7　独立行政法人農林漁業信用基金 林業等資金寄託業務に関する借入金に係る債務	「独立行政法人農林漁業信用基金法」第18条	元本金額3,254,000千円及びその利息に相当する金額
8　独立行政法人鉄道建設・運輸施設整備支援機構 鉄道建設・運輸施設整備支援機構債券及び借入金に係る債務	「独立行政法人鉄道建設・運輸施設整備支援機構法」第20条	額面総額及び元本金額の合計額53,000,000千円並びにその利息に相当する金額
9　独立行政法人空港周辺整備機構 空港周辺整備債券及び借入金に係る債務	「公共用飛行場周辺における航空機騒音による障害の防止等に関する法律」第31条	額面総額及び元本金額の合計額80,000千円並びにその利息に相当する金額
10　独立行政法人石油天然ガス・金属鉱物資源機構 石油天然ガス・金属鉱物資源債券及び借入金に係る債務	「独立行政法人石油天然ガス・金属鉱物資源機構法」第15条	額面総額及び元本金額の合計額1,104,800,000千円並びにその利息に相当する金額
11　独立行政法人環境再生保全機構 借入金に係る債務	「独立行政法人環境再生保全機構法」附則第9条	元本金額13,000,000千円及びその利息に相当する金額
12　独立行政法人都市再生機構 都市再生債券及び借入金に係る債務	「独立行政法人都市再生機構法」附則第12条第9項	額面総額及び元本金額の合計額140,000,000千円並びにその利息に相当する金額

債　務	根拠規定	金額の限度
13　独立行政法人日本高速道路保有・債務返済機構 日本高速道路保有・債務返済機構債券及び借入金に係る債務	「独立行政法人日本高速道路保有・債務返済機構法」第23条	額面総額及び元本金額の合計額1,816,000,000千円並びにその利息に相当する金額
14　独立行政法人住宅金融支援機構 住宅金融支援機構債券及び借入金に係る債務	「独立行政法人住宅金融支援機構法」第20条	額面総額及び元本金額の合計額200,000,000千円並びにその利息に相当する金額
15　「保険業法」第265条の9第2項の規定により設立の認可を受けた法人のうち同法第262条第2項第1号に掲げる免許を受けた保険会社をその会員とする法人 借入金に係る債務	「保険業法」第265条の42の2	元本金額460,000,000千円及びその利息に相当する金額
16　関西国際空港株式会社 社債に係る債務	「関西国際空港株式会社法」第9条第1項	額面総額15,500,000千円及びその利息に相当する金額
17　日本環境安全事業株式会社 借入金に係る債務	「日本環境安全事業株式会社法」第12条	元本金額43,200,000千円及びその利息に相当する金額
18　東日本高速道路株式会社 社債に係る債務	「高速道路株式会社法」附則第3条	額面総額36,500,000千円及びその利息に相当する金額
19　首都高速道路株式会社 社債に係る債務	「高速道路株式会社法」附則第3条	額面総額12,200,000千円及びその利息に相当する金額

債　務	根　拠　規　定	金　額　の　限　度
20　中日本高速道路株式会社 社債に係る債務	「高速道路株式会社法」附則第3条	額面総額57,900,000千円及びその利息に相当する金額
21　西日本高速道路株式会社 社債に係る債務	「高速道路株式会社法」附則第3条	額面総額36,400,000千円及びその利息に相当する金額
22　阪神高速道路株式会社 社債に係る債務	「高速道路株式会社法」附則第3条	額面総額3,500,000千円及びその利息に相当する金額
23　株式会社日本政策投資銀行 イ　社債及び日本政策投資銀行債(ロに掲げるものを除く。)に係る債務	「株式会社日本政策投資銀行法」第25条第1項	額面総額200,000,000千円及びその利息に相当する金額(ロに係る債務からイに係る債務に振り替えたときは、当該振り替えた金額を加算した金額を額面総額とみなす)
ロ　社債及び日本政策投資銀行債のうち次に掲げるものに係る債務 (1)　外貨をもって支払われるもの (2)　本邦通貨をもって支払われる債券のうち外国において発行するもの	同　項	(1)に掲げる債券にあっては外貨表示の額面を外国貨幣換算率により換算した金額の総額及び(2)に掲げる債券にあっては本邦通貨表示の額面総額の合計額が130,000,000千円に相当するこれらの債券に係る金額並びにその利息及び元本の期限前任意償還に伴い支払うべき加算金その他引受契約に基づき支払うべき手数料等の経費に相当する金額並びに減債基金等に払い込むべき金額に相当する金額(ただし、ロに係る債務130,000,000千円については、130,000,000千円の範囲内で減額

債　　　務	根　拠　規　定	金　額　の　限　度
		し、当該減額した金額をイに係る債務に振り替えることができる）
24 「民間都市開発の推進に関する特別措置法」第3条第1項の規定により指定された民間都市開発推進機構 民間都市開発推進債券及び借入金に係る債務	「民間都市開発の推進に関する特別措置法」第9条及び附則第16条第3項	額面総額及び元本金額の合計額 97,084,000千円並びにその利息に相当する金額
25 「中部国際空港の設置及び管理に関する法律」第4条第1項の規定により指定された法人 社債に係る債務	「中部国際空港の設置及び管理に関する法律」第8条第1項	額面総額 14,600,000千円及びその利息に相当する金額
26 社会保険診療報酬支払基金 次に掲げる社会保険診療報酬支払基金債券及び借入金に係る債務 (1) 老人保健関係業務に関するもの (2) 退職者医療関係業務に関するもの (3) 介護保険関係業務に関するもの (4) 高齢者医療制度関係業務((5)に掲げるものを除く。)に関するもの (5) 高齢者医療制度関係業務のうち後期高齢者交付金を交付するものに関するもの	 「健康保険法等の一部を改正する法律」(平成18年法律第83号)附則第38条において、なおその効力を有することとされた「老人保健法」第73条 「国民健康保険法」附則第19条 「介護保険法」第169条 「高齢者の医療の確保に関する法律」第148条 同　条	 (1)に掲げる社会保険診療報酬支払基金債券及び借入金にあっては額面総額及び元本金額の合計額 130,000,000千円、(2)に掲げる社会保険診療報酬支払基金債券及び借入金にあっては額面総額及び元本金額の合計額 130,000,000千円、(3)に掲げる社会保険診療報酬支払基金債券及び借入金にあっては額面総額及び元本金額の合計額 180,000,000千円、(4)に掲げる社会保険診療報酬支払基金債券及び借入金にあっては額面総額及び元本金

債務	根拠規定	金額の限度
(6) 病床転換助成交付金を交付する業務に関するもの	「高齢者の医療の確保に関する法律」附則第11条	額の合計額320,000,000千円、(5)に掲げる社会保険診療報酬支払基金債券及び借入金にあっては額面総額及び元本金額の合計額410,000,000千円並びに(6)に掲げる社会保険診療報酬支払基金債券及び借入金にあっては額面総額及び元本金額の合計額400,000千円並びにそれぞれの利息に相当する金額
27 地方公共団体金融機構 地方公共団体金融機構債券に係る債務	「地方公共団体金融機構法」(仮称)	額面総額820,000,000千円及びその利息に相当する金額

2　政府は、予見し難い経済事情の変動その他やむを得ない事由により、前項第1号、第9号から第14号までの各号、第16号から第25号までの各号若しくは第27号に掲げる法人の事業資金又は借入金、債券及び社債により調達する資金の増額を必要とする特別の事由がある場合において、当該各号に掲げる法人が法令の規定に従い当該各号に規定する債券、社債又は借入金を増額して発行し又は借り入れるものにつき、その債務を保証する必要があるときは、当該各号の右欄に定める額面総額及び元本金額の合計額並びに発行限度額のそれぞれ100分の50に相当する金額の範囲内において、当該額面総額及び元本金額の合計額並びに発行限度額を増額することができる。

3　第1項第1号から第3号までの各号、第5号、第8号から第10号までの各号、第12号から第14号までの各号、第16号及び第18号から第27号までの各号に規定する債券又は社債の発行価格が額面金額を下回るときは、それぞれの発行価格差減額をうめるため法令の規定に従い発行する債券又は社債の額面金額及びその利息に相当する金額(期限前任意償還に伴い支払うべき加算金その他引受契約に基づき支払うべき手数料等の経費に相当する金額及び減債基金等に払い込むべき金額に相当する金額があるときは、これらの金額を含む。)をこれらの各号に定める限度額(前項の規定により額面総額及び元本金額の合計額並びに発行限度額が増額された場合には、当該増額された後の金額)に加算した金額をそれぞれの限度額とする。

(予算の移替え等)

第12条　行政組織に関する法令の改廃等による職務権限の変更等に伴い、予算の執行に関し、「甲号歳入歳出予算」、「乙号継続費」、「丙号繰越明許費」及び「丁号国庫債務負担行為」における主管、所管及び組織の区分によることができない場合においては、主管、所管若しくは組織の設置、廃止若しくは名称の変更を行い、又は主管、所管若しくは組織の間において予算の移替えをすることができる。

2　行政組織に関する法令の改廃等に伴い、この予算の主管又は所管、組織若しくは項に用いられている行政機関の名称が実際の行政機関の名称と対応しないことになった場合においても、その主管又は所管、組織若しくは項に係る予算は、その目的の実質に従い、そのまま執行することができる。

第13条　次の表の左欄及び中欄に掲げる所管及び組織のそれぞれの右欄の項に係る予算を使用する場合においては、その実施にあたる各省各庁所管の当該組織にその必要とする予算の移替えをすることができる。

所管	組織	項
内閣府	内閣本府	民間資金活用等経済政策推進費、地方元気再生推進調査費、地域再生推進費、災害対策総合推進調整費、沖縄米軍基地所在市町村活性化特別事業費、沖縄北部特別振興対策事業費、大規模駐留軍用地跡地等利用推進費、沖縄特別振興対策調整費、沖縄特別振興対策事業費、沖縄振興総合調査費、沖縄教育振興事業費、沖縄保健衛生諸費、沖縄保健衛生施設整備費、沖縄農業振興費、沖縄開発事業費、沖縄北部特別振興対策特定開発事業推進費、沖縄特定開発事業推進調査費、沖縄農業生産基盤整備・保全事業調査諸費
財務省	財務本省	公務員宿舎施設費(国会、裁判所又は会計検査院の省庁別宿舎の設置に係るものに限る。)
文部科学省	文部科学本省	科学技術振興調整費、放射能調査研究費、南極地域観測事業費、南極地域観測船建造費、原子力試験研究費
国土交通省	国土交通本省	水資源開発事業費、災害対策等緊急事業推進費、広域ブロック自立施策等推進調査費、国土・景観形成事業推進調整費、奄美群島園芸振興費、離島振興事業費、北海道開発事業費、北海道特定開発事業推進調査費、北海道特定特別総合開発事業推進費、北海道特定地域連携事業推進費、北海道農業生産基盤整備・保全事業調査諸費
環境省	環境本省	地球環境保全等試験研究費、環境研究総合推進費
防衛省	防衛本省	防衛施設安定運用関連諸費

（予算の移用）

第14条　「財政法」第33条第1項ただし書の規定により移用することができる場合は、第1表の各号に掲げる各組織の経費の金額を当該各組織の間において相互に移用する場合、第2表の各号に掲げる各項の経費の金額を当該各項の間において相互に移用する場合及び第3表の各号に掲げる各組織の経費の金額又は各項の経費の金額を当該各組織又は各項の間において相互に移用する場合とする。

第１表　各組織の間の移用

所管	移用することができる組織(括弧書は当該組織の経費を示す。)
1 内閣府	内閣本府(沖縄開発事業費、沖縄農業生産基盤整備・保全事業費食料安定供給特別会計へ繰入、沖縄治水事業費社会資本整備事業特別会計へ繰入、沖縄道路整備事業費社会資本整備事業特別会計へ繰入、沖縄港湾整備事業費社会資本整備事業特別会計へ繰入、沖縄空港整備事業費社会資本整備事業特別会計へ繰入、航空機燃料税財源沖縄空港整備事業費社会資本整備事業特別会計へ繰入)と沖縄総合事務局(沖縄治水事業工事諸費、沖縄道路整備事業工事諸費、沖縄港湾空港整備事業工事諸費、沖縄道路環境整備事業工事諸費、沖縄都市公園事業工事諸費、沖縄農業生産基盤整備・保全事業工事諸費)
2 農林水産省	農林水産本省(海岸事業費、農業生産基盤整備・保全事業費)と地方農政局(海岸事業工事諸費、農業生産基盤整備・保全事業工事諸費)
3 国土交通省	イ　国土交通本省(都市公園事業費)と地方整備局(都市公園事業工事諸費) ロ　国土交通本省(北海道治水事業費等社会資本整備事業特別会計へ繰入、北海道港湾整備事業費社会資本整備事業特別会計へ繰入、北海道空港整備事業費社会資本整備事業特別会計へ繰入、航空機燃料税財源北海道空港整備事業費社会資本整備事業特別会計へ繰入、北海道道路整備事業費社会資本整備事業特別会計へ繰入、北海道開発事業費、北海道農業生産基盤整備・保全事業費食料安定供給特別会計へ繰入、北海道治山事業費国有林野事業特別会計へ繰入)と北海道開発局(北海道治水海岸事業工事諸費、北海道道路整備事業工事諸費、北海道港湾空港整備事業工事諸費、北海道都市地域環境整備事業工事諸費、北海道都市公園事業工事諸費、北海道農業生産基盤整備・保全事業工事諸費、北海道水産基盤整備事業工事諸費、北海道災害復旧事業等工事諸費)

第２表　各項の間の移用

所管	組織	移用することができる項
1 内閣府	沖縄総合事務局	沖縄治水事業工事諸費、沖縄道路整備事業工事諸費、沖縄港湾空港整備事業工事諸費、沖縄道路環境整備事業工事諸費、沖縄都市公園事業工事諸費及び沖縄農業生産基盤整備・保全事業工事諸費の各項の間
2 農林水産省	農林水産本省	農業施設災害復旧事業費と農業施設災害関連事業費
	地方農政局	海岸事業工事諸費と農業生産基盤整備・保全事業工事諸費

所　　管	組　　織	移用することができる項
	林野庁	山林施設災害復旧事業費、山林施設災害復旧事業費国有林野事業特別会計へ繰入、山林施設災害関連事業費及び山林施設災害関連事業費国有林野事業特別会計へ繰入の各項の間
	水産庁	イ　水産基盤整備費と水産基盤整備事業工事諸費 ロ　漁港施設災害復旧事業費と漁港施設災害関連事業費
3 国土交通省	国土交通本省	イ　海岸環境整備事業費、海岸事業費及び治水事業費等社会資本整備事業特別会計へ繰入の各項の間 ロ　海岸環境整備事業費、海岸事業費及び港湾整備事業費等社会資本整備事業特別会計へ繰入の各項の間 ハ　河川等災害復旧事業費と河川等災害関連事業費
	北海道開発局	北海道治水海岸事業工事諸費、北海道道路整備事業工事諸費、北海道港湾空港整備事業工事諸費、北海道都市地域環境整備事業工事諸費、北海道都市公園事業工事諸費、北海道農業生産基盤整備・保全事業工事諸費、北海道水産基盤整備事業工事諸費及び北海道災害復旧事業等工事諸費の各項の間
	海上保安庁	航路標識整備事業費と航路標識整備事業工事諸費
4 環境省	環境本省	自然公園等事業費と自然公園等事業工事諸費
5 防衛省	防衛本省	施設整備費と防衛施設安定運用関連諸費

第3表　各組織の間又は各項の間の移用

1	予定経費要求書に予定した職員基本給、政府開発援助職員基本給、職員諸手当、政府開発援助職員諸手当及び退職手当の各経費の金額に過不足を生じた場合におけるこれらの経費に係る各組織又は各項の間
2	予定経費要求書に予定した赴任旅費の経費の金額に過不足を生じた場合における当該経費に係る各組織又は各項の間

（経済緊急対応予備費の使用）

第15条　「甲号歳入歳出予算」に計上した経済緊急対応予備費は、次に掲げる経費及び第7条に掲げる経費以外には使用しないものとする。

所　　管	組　　織	項
財務省	財務本省	政策金融費

所管	組織	項
厚生労働省	厚生労働本省	生活衛生対策費(株式会社日本政策金融公庫補給金に限る。)、高齢者等雇用安定・促進費、失業等給付費等労働保険特別会計へ繰入、失業保険給付費船員保険特別会計へ繰入、若年者等職業能力開発支援費(職員旅費、庁費、職業能力開発支援事業委託費及び労働条件研究調査等委託費に限る。)、障害者等職業能力開発支援費、母子家庭等対策費(母子家庭等対策費補助金及び母子寡婦福祉貸付金に限る。)、生活保護費(生活保護費等負担金に限る。)、地域福祉推進費(セーフティネット支援対策等事業費補助金に限る。)
	都道府県労働局	職業紹介事業等実施費、高齢者等雇用安定・促進費
農林水産省	林野庁	森林整備事業費(独立行政法人森林総合研究所出資金に限る。)
経済産業省	中小企業庁	中小企業事業環境整備費(資金供給円滑化信用保証協会基金等補助金、株式会社日本政策金融公庫補助金、株式会社日本政策金融公庫補給金及び株式会社日本政策金融公庫出資金に限る。)、経営安定・取引適正化費
国土交通省	国土交通本省	住宅対策諸費(独立行政法人都市再生機構出資金及び独立行政法人住宅金融支援機構出資金に限る。)、都市再生・地域再生整備事業費(独立行政法人都市再生機構出資金に限る。)

（俸給予算等の制限）

第16条　俸給予算の執行に当たっては、予定経費要求書に掲げる各省各庁の職員予算定員及び俸給額表によるものとし、当該経費の金額の範囲内であっても、当該定員の増加又は俸給額の増額をみだりに行ってはならない。

（消費税の収入が充てられる経費の範囲）

第17条　消費税の収入が充てられる経費(地方交付税交付金を除く。)の範囲は、次に掲げるとおりとする。

所管	組織	項
国会	衆議院	衆議院(基礎年金国家公務員共済組合負担金に限る。)
	参議院	参議院(基礎年金国家公務員共済組合負担金に限る。)
	国立国会図書館	国立国会図書館(基礎年金国家公務員共済組合負担金に限る。)
裁判所	裁判所	最高裁判所(基礎年金国家公務員共済組合負担金に限る。)
会計検査院	会計検査院	会計検査院(基礎年金国家公務員共済組合負担金に限る。)

所管	組織	項
内閣	内閣官房	内閣官房共通費(基礎年金国家公務員共済組合負担金に限る。)
	人事院	人事院(基礎年金国家公務員共済組合負担金に限る。)
内閣府	内閣本府	内閣本府共通費(基礎年金国家公務員共済組合負担金に限る。)
	宮内庁	宮内庁(基礎年金国家公務員共済組合負担金に限る。)
	公正取引委員会	公正取引委員会(基礎年金国家公務員共済組合負担金に限る。)
	金融庁	金融庁共通費(基礎年金国家公務員共済組合負担金に限る。)
総務省	総務本省	総務本省共通費(基礎年金国家公務員共済組合負担金に限る。)
法務省	法務本省	法務本省共通費(基礎年金国家公務員共済組合負担金に限る。)
外務省	外務本省	外務本省共通費(基礎年金国家公務員共済組合負担金に限る。)
財務省	財務本省	財務本省共通費(基礎年金国家公務員共済組合負担金に限る。)、国家公務員共済組合連合会等助成費(基礎年金国家公務員共済組合連合会職員共済組合負担金及び基礎年金日本郵政共済組合負担金に限る。)
	国税庁	国税庁共通費(基礎年金国家公務員共済組合負担金に限る。)
文部科学省	文部科学本省	文部科学本省共通費(基礎年金国家公務員共済組合負担金に限る。)、私立学校振興費(基礎年金日本私立学校振興・共済事業団補助金に限る。)
厚生労働省	厚生労働本省	厚生労働本省共通費(基礎年金国家公務員共済組合負担金に限る。)、医療保険給付諸費(臨時老人薬剤費特別給付金、全国健康保険協会後期高齢者医療費支援金補助金、国民健康保険組合老人保健医療費拠出金補助金、国民健康保険組合後期高齢者医療費支援金補助金、後期高齢者医療給付費等負担金、国民健康保険老人保健医療費拠出金負担金、国民健康保険後期高齢者医療費支援金負担金、後期高齢者医療財政調整交付金、国民健康保険老人保健医療費拠出金財政調整交付金、国民健康保険後期高齢者医療費支援金財政調整交付金に限る。)、基礎年金拠出金等年金特別会計へ繰入(基礎年金年金特別会計へ繰入に限る。)、介護保険制度運営推進費(全国健康保険協会介護納付金補助金、国民健康保険組合介護納付金補助金、介護給付費等負担金、国民健康保険介護納付金負担金、介護給付費財政調整交付金、国民健康保険介護納付金財政調整交付金に限る。)

所管	組織	項
農林水産省	農林水産本省	農林水産本省共通費(基礎年金国家公務員共済組合負担金に限る。)
	林野庁	林野庁共通費(基礎年金国家公務員共済組合負担金に限る。)
経済産業省	経済産業本省	経済産業本省共通費(基礎年金国家公務員共済組合負担金に限る。)
国土交通省	国土交通本省	国土交通本省共通費(基礎年金国家公務員共済組合負担金に限る。)
環境省	環境本省	環境本省共通費(基礎年金国家公務員共済組合負担金に限る。)
防衛省	防衛本省	防衛本省共通費(基礎年金国家公務員共済組合負担金に限る。)